SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 15, 2002

                           Or

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ___________________

         Commission File Number 0-15083



   The South Financial Group 401(k) Plan (formerly Carolina First 401(k) Plan)
   ---------------------------------------------------------------------------
                            (Full title of the plan)


                         The South Financial Group, Inc.
                              102 South Main Street
                              Greenville, SC, 29601
             -------------------------------------------------------
             (Name of Issuer of the securities held pursuant to the
               plan and address of its principal executive office)

         (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

                                                                                                   PAGE
        Independent Auditors' Report                                                                F-1
        Financial Statements:
             Statements of Net Assets  Available for Benefits as of December 15,
             2002 and 2001 F-2 Statements of Changes in Net Assets Available for
             Benefits for the years ended December 15, 2002 and
                2001                                                                                F-3
             Notes to Financial Statements                                                          F-4
        Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                F-10


         (b) The  following  Exhibits are filed as part of this Annual Report on Form 11-K:

         Exhibit Index                                                                             B-1
         Exhibit 23        Independent Auditors' Consent                                           B-2
         Exhibit 99        Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant
                           to Section 906 of the Sarbanes-Oxley Act of 2002                        B-3



                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           The South Financial Group 401(k) Plan
                                           -------------------------------------
                                                     (Name of Plan)

Date:   January 7, 2004                By: /s/ David R. Bell
                                           -------------------------------------
                                           Director of Compensation - Benefits
                                           Plan Administrator

                          INDEPENDENT AUDITORS' REPORT



Administrative Committee
The South Financial Group, Inc. 401(k) Plan



We have audited the accompanying statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan (the Plan) as of December 15, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 15, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                   /s/ KPMG LLP

Greenville, South Carolina
December 1, 2003

                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                      Statements of Net Assets Available for Benefits
                                                December 15, 2002 and 2001
                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value                                                    $    30,482,843            25,128,714
     Participants' contributions receivable                                                117,044                    -
     Employer contribution receivable                                                      243,743               340,871
     Accrued interest and dividends                                                             -                 12,706
     Cash                                                                                  214,379                68,271
                                                                                   -------------------   -------------------
                 Total assets                                                           31,058,009            25,550,562
                                                                                   -------------------   -------------------
Liabilities:
     Accrued administrative expenses                                                       100,642                    -
                                                                                   -------------------   -------------------
                 Total liabilities                                                         100,642                    -
                                                                                   -------------------   -------------------
                 Net assets available for benefits                                 $    30,957,367            25,550,562
                                                                                   ===================   ===================
See accompanying notes to financial statements.


                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                Statements of Changes in Net Assets Available for Benefits
                                          Years ended December 15, 2002 and 2001


                                                                                          2002                  2001
                                                                                   -------------------   -------------------
Additions to net assets attributed to:
        Net realized and unrealized appreciation
           in fair value of investments                                            $     1,077,236             1,357,376
        Interest and dividends                                                             624,605               477,398
                                                                                   -------------------   -------------------
                 Total investment income                                                 1,701,841             1,834,774
     Contributions:
        Employer                                                                         2,328,071             2,225,448
        Participant                                                                      3,445,025             3,083,581
        Rollovers                                                                          203,404               312,659
                                                                                   -------------------   -------------------
                 Total contributions                                                     5,976,500             5,621,688
     Merger of Mercantile Bank 401(k) Plan and Trust                                     2,088,931                    -
                                                                                   -------------------   -------------------
                 Total additions                                                         9,767,272             7,456,462
Deductions:
     Distributions to participants                                                       4,259,825             2,754,232
     Administrative expenses                                                               100,642               167,458
                                                                                   -------------------   -------------------
                 Total deductions                                                        4,360,467             2,921,690
                 Net increase in net assets                                              5,406,805             4,534,772
                 Net assets available for benefits at beginning of period               25,550,562            21,015,790
                                                                                   -------------------   -------------------
                 Net assets available for benefits at end of period                $    30,957,367            25,550,562
                                                                                   ===================   ===================
See accompanying notes to financial statements.



                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 15, 2002 and 2001


(1)    DESCRIPTION OF PLAN

       The following description of The South Financial Group, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan, which was formed in January 1989, is a defined contribution plan with a cash-or-deferred arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, it covers all eligible employees of The South Financial Group, Inc. (formerly Carolina First Corporation) and its subsidiaries (collectively Plan Sponsor, Employer) who are age 18 or older. Prior to January 1, 2002, employees are eligible to begin participation in the Plan on the first day of the month coincident with or following the attainment of one year of service (1,000 hours).

       (B)    FISCAL YEAR

              During 1999, the Plan adopted an amendment which changed its fiscal year end from December 31, to December 15.

       (C)    CONTRIBUTIONS

              Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor will contribute a discretionary matching contribution of a percentage of the participants' compensation that a participant contributes to the Plan. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution.

              Upon  enrollment in the Plan, an employee may direct  employee and
              employer   contributions  to  any  of  the  Plan's  fund  options.
              Participants may change their investment options daily.

       (D)    FORFEITURES

              Forfeited balances of terminated participants' nonvested accounts may be used to reduce future Employer contributions.

              Effective January 1, 2002, the Plan adopted an amendment which allows forfeited balances of terminated participants' non vested accounts to be used to pay administrative expenses. Of the total funds forfeited in 2002, $202,648 were used to pay administrative expenses and $27,844 will be used to reduce future Employer contributions. In 2001 forfeited balances were $270,165 and were used to reduce future Employer contributions.


                                      F-4                            (continued)

                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 15, 2002 and 2001

       (E)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.



       (F)    VESTING

              Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of employer contributions plus actual earnings thereon is based upon years of continuous service. A year of service is defined as working a minimum of 1,000 hours in a plan year after reaching age 18. A participant is 100% vested after five years of credited service, according to the following schedule:

                                                       PERCENT OF
                                                     NONFORFEITABLE
                                                        INTEREST
                                                   -------------------
                           Years of service:
                             Less than 1                    0%
                             1                             20%
                             2                             40%
                             3                             60%
                             4                             80%
                             5 or more                    100%

              Notwithstanding   the   aforementioned,   upon   reaching   normal
              retirement age or upon death or disability, participants become 100% vested.

       (G)    PARTICIPANT LOANS

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Carolina First Bank (Trustee). Principal and interest are paid ratably through payroll deductions.

       (H)    PAYMENT OF BENEFITS

              Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

                                      F-5                            (continued)

                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 15, 2002 and 2001

       (I)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (J)    ADMINISTRATIVE EXPENSES

              Expenses incurred by the Plan Administrator or the Trustee in the administration of the Plan and the Trust, including fees for legal services rendered, agreed-upon compensation to the Trustee, and all other proper charges and expenses of the Plan Administrator, Trustee, and their agents and counsel, were charged against the assets of the Trust, as allowed by the Plan Document. See Note 10.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (B)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments in mutual funds and common stock are stated at fair value determined by the quoted market prices on the last business day of the plan year. Investments in collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        (C)   PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                      F-6                            (continued)

                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 15, 2002 and 2001

(3)    INVESTMENTS

       The fair values of individual investments that represent 5% or more of the Plan's net assets at December 15, 2002 and 2001 are as follows:

                                                                          2002              2001
                                                                      -----------        -----------
       Investments, at fair value as determined by quoted
            market price:
               Federated Prime Obligations Fund                       $      *            2,406,900
               Putnam International Growth Fund                          1,599,371           *
               SEI Diversified U.S. Stock Fund                               *            1,529,469
               The South Financial Group Common Stock                        *           10,931,519
               The South Financial Group Unitized Stock Fund           13,714,943           *
               Vanguard 500 Index Fund                                  4,921,343         4,812,589
               Wells Fargo Stable Return Fund                           3,570,231           *
       * Less than 5% of Plan assets


       During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $1,077,236 and $1,357,376, respectively, as follows:

                                                                          2002                  2001
                                                                   -------------------   -------------------
       Investments, at fair value as determined by quoted
            market price:
               Mutual Funds                                        $    (2,013,364)           (1,607,874)
               Collective Trust Funds                                    3,090,600              (119,725)
               Employer Common Stock                                            -              3,084,975
                                                                   -------------------   -------------------
                                                                   $     1,077,236             1,357,376
                                                                   ===================   ===================


(4)    PARTY-IN-INTEREST TRANSACTIONS

       The Plan's investments are held in trust by Carolina First Bank and Trust, a subsidiary of the Plan Sponsor, until December 2002.

       During 2002 and 2001, the Plan received dividends of $308,197 and $276,101, respectively, on its investment in common stock of the Employer.

       Included in Plan net assets available for benefits is $68,271 at December 15, 2001, which is held in an account with Carolina First Bank.

                                      F-7                            (continued)

                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 15, 2002 and 2001

(5)    PROHIBITED TRANSACTION

       The Plan had accrued expenses to the Plan Sponsor of approximately $100,000 for administrative expenses. Pursuant to the Plan Document, the Plan Sponsor is allowed to charge the Plan trustee fees, as long as the fees only include out-of-pocket expenses. The Plan Sponsor is currently evaluating if the fees exceeded out-of-pocket expenses. The Plan Sponsor intends to reimburse the Plan for any fees received which are prohibited according to the provisions of ERISA and the Internal Revenue Code.

(6)    INCOME TAX STATUS

       The Plan has received a determination letter from the Internal Revenue Service dated September 3, 1991, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

(7)    MERCANTILE BANK, INC. 401(K) PLAN AND TRUST

       On August 31, 2002, the Plan Sponsor acquired Gulf West Banks, Inc. As a result, the net assets available for benefits totaling $2,088,931 in the Mercantile Bank 401(k) Plan and Trust were merged into the Plan in September 2002.

(8)    GARDNER ASSOCIATES, INC.

       Employees of Gardner Associates, Inc., which was recently acquired by the Company, were eligible to participate in the Plan effective October 1, 2002. The assets of the Gardner Associates Profit Sharing and 401(k) Plan will be merged into the Plan in 2003.

(9)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements at December 15, 2002 to Form 5500:

       Net assets available for benefits per the
           financial statements                          $       30,957,367
       Amounts allocated to withdrawing
           participants                                            (151,338)
                                                         -------------------
       Net assets available for benefits per the
           Form 5500                                     $       30,806,029
                                                         ===================


       The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 15, 2002, to Form 5500:


                                      F-8                            (continued)

                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 15, 2002 and 2001

       Benefits paid to participants per the
           financial statements                        $       4,259,825
       Add: Amounts allocated to withdrawing
           participants at December 15, 2002                     151,338
                                                      -------------------
       Benefits paid to participants per the
           Form 5500                                   $       4,411,163
                                                      ===================


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 15, 2002, but not yet paid as of that date.

(10)   SUBSEQUENT EVENTS

       In December 2002, the Plan executed an Amendment effective December 16, 2002, that changed the Plan's year end from December 15 to December 31.

       In April 2003, the Plan Sponsor acquired the recordkeeper, American Pensions, Inc.



                                                                                                            Schedule 1
                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                     December 15, 2002

      (a)                    (b)                                 (c)
     Party           Identity of issue,               Description of investment                  (d)              (e)
      in-             borrower, lessor,       including maturity date, rate of interest,                        Current
   interest           or similar party            collateral, par or maturity value             Cost             value
----------------   ------------------------   -------------------------------------------   --------------   ---------------
                   Mutual Funds
                   Dodge & Cox                Stock Fund                                         **          $ 1,010,978
                   Janus                      Growth & Income Fund                               **              394,178
                   Putnam                     Putnam International Growth Fund                   **            1,599,371
                   SEI                        Core Fixed Income Fund                             **              958,381
                   SEI                        Diversified Conservative Income Fund               **              741,693
                   Vanguard                   Total Bond Market Fund                             **              568,336
                   Vanguard                   500 Index Fund                                     **            4,921,343
                   Wells Fargo                Stable Return Fund                                 **            3,570,231
       *           The South Financial Group  Equity Fund                                        **            1,533,124
       *           The South Financial Group  Life Cycle Fund                                    **            1,019,867
                   Collective Trust Funds
       *           The South Financial Group  Unitized Stock Fund                                **           13,714,943
       *           Participant loans          With an interest rate of prime and a range of
                                                maturity dates from 2003 to 2018                                 450,398
                                                                                                            ---------------
                                                                                                             $30,482,843
                                                                                                            ===============
*      Indicates party-in-interest to the Plan.
**     Cost information has not been included in column (d) because all investments are participant directed.

See accompanying independent auditors' report.


                                  EXHIBIT INDEX




Exhibit No.       Description                                                           Location
-----------       -----------                                                           --------
(23)              Independent Auditors' Consent                                         Filed herewith

(99)              Certification pursuant to 18 U.S.C. Section 1350, as adopted          Filed herewith
                  pursuant to Section 906 of the Sarbanes-Oxley Act of 2002




















                                      B-1